Exhibit 99.2

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

28 April 2017

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 27 April 2017.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895

STANDARD FORM TR-1 VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi

1.     Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: James Hardie Industries PLC

2.     Reason for the notification (please tick the appropriate box or boxes):

[✓]     an acquisition or disposal of voting rights

[    ]     an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[    ]     an event changing the breakdown of voting rights

[    ]     other

3.     Full name of person(s) subject to the notification obligationiii: FMR LLC

4.     Full name of shareholder(s) (if different from 3.)iv:

5.     Date of the transaction and date on which the threshold is crossed or reachedv: 26 April 2017

6.     Date on which issuer notified: 27 April 2017

7.     Threshold(s) that is/are crossed or reached: 6%

8.     Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transactionvii
	Number of Sharesviii	Number of Voting rightsix	Number of shares[x]	Number of voting rightsxi		% of voting rights
			Indirect	Directxii	Indirectxiii	Direct	Indirect
AU000000JHX1	26,297,502	26,297,502	26,595,298		26,595,298		6.03%

SUBTOTAL A (based on aggregate voting rights)	26,297,502	26,297,502	26,595,298	26,595,298		6.03%

B) Financial Instruments
Resulting situation after the triggering transactionxiv
Type of financial instrument	Expiration Datexv	Exercise/Conversion Period/ Datexvi	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

SUBTOTAL B (in relation to all expiration dates)

Total (A+B)	number of voting rights	% of voting rights
	26,595,298	6.03%

9.    Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexvii:

Controlled Undertaking	Percentage Holding
FIAM LLC	0.59
Fidelity Institutional Asset Management Trust Company	0.54
FMR CO., INC	4.22
FMR INVESTMENT MANAGEMENT (UK) LIMITED	0.68
STRATEGIC ADVISERS, INC.	0.00
Grand Total	6.03

10.    In case of proxy voting

11.    Additional information:

Notes to Form TR-1

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC; (c) all the parties to the agreement referred to in Article 10 (a) of that Directive, or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points (b) to (h) of Article 10 of that Directive, the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9, under letters (a) to (d) of Article 10 of that Directive or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive, the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

vi Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state “below 3%”.

vii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

For the case provided for in Article 10(a) of Directive 2004/109/EC, there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii To be used in Member States where applicable.

ix Direct and indirect.

x To be used in Member States where applicable.

xi In case of combined holdings of shares with voting rights attached “direct holding” and voting rights “indirect holding”, please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

xii Voting rights attached to shares held by the notifying party (Article 9 of Directive 2004/109/EC).

xiii Voting rights held by the notifying party independently of any holding of shares (Article 10 of Directive 2004/109/EC).

xiv If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xv Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xvi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xvii The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.